UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        AMERICAN INDEPENDENCE CORPORATION
                         (f/k/a/ Softnet Systems, Inc.)
                         ------------------------------
                                 Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    833964109
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ]              Rule 13d-1(b)
                [X]              Rule 13d-1(c)
                [ ]              Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                               Page 1 of 12 Pages

                             Schedule 13G

CUSIP No. 833964109                                           Page 2 of 12 Pages


1          Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

                    WHITE ROCK CAPITAL PARTNERS, L.P.

2          Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]
3          SEC Use Only

4          Citizenship or Place of Organization

                           Texas

                                        5     Sole Voting Power
      Number of                                  1,718,300
        Shares
     Beneficially                       6     Shared Voting Power
       Owned By                                  0
         Each
      Reporting                         7     Sole Dispositive Power
        Person                                   1,718,300
         With
                                        8     Shared Dispositive Power
                                                 0

9          Aggregate Amount of Beneficially Owned by Each Reporting Person

                            1,718,300

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                            [X]

11              Percent of Class Represented By Amount in Row (9)

                            6.82%

12              Type of Reporting Person (See Instructions)

                            PN; IV

                             Schedule 13G

CUSIP No. 833964109                                           Page 3 of 12 Pages


1          Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

                    WHITE ROCK CAPITAL MANAGEMENT, L.P.

2          Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]
3          SEC Use Only

4          Citizenship or Place of Organization

                           Texas

                                        5     Sole Voting Power
      Number of                                  0
        Shares
     Beneficially                       6     Shared Voting Power
       Owned By                                  1,991,800
         Each
      Reporting                         7     Sole Dispositive Power
        Person                                   0
         With
                                        8     Shared Dispositive Power
                                                 1,991,800

9          Aggregate Amount of Beneficially Owned by Each Reporting Person

                            1,991,800

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                            [X]

11         Percent of Class Represented By Amount in Row (9)

                            7.91%

12         Type of Reporting Person (See Instructions)

                            PN; IA

                             Schedule 13G

CUSIP No. 833964109                                           Page 4 of 12 Pages


1          Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

                    WHITE ROCK CAPITAL (TX), INC.

2          Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]
3          SEC Use Only

4          Citizenship or Place of Organization

                           Texas

                                        5     Sole Voting Power
      Number of                                  0
        Shares
     Beneficially                       6     Shared Voting Power
       Owned By                                  1,991,800
         Each
      Reporting                         7     Sole Dispositive Power
        Person                                   0
         With
                                        8     Shared Dispositive Power
                                                 1,991,800

9          Aggregate Amount of Beneficially Owned by Each Reporting Person

                            1,991,800

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                            [X]

11         Percent of Class Represented By Amount in Row (9)

                            7.91%

12         Type of Reporting Person (See Instructions)

                            CO; IA

                             Schedule 13G

CUSIP No. 833964109                                           Page 5 of 12 Pages


1          Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

                    THOMAS U. BARTON

2          Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]
3          SEC Use Only

4          Citizenship or Place of Organization

                           United States

                                        5     Sole Voting Power
      Number of                                  33,000
        Shares
     Beneficially                       6     Shared Voting Power
       Owned By                                  1,991,800
         Each
      Reporting                         7     Sole Dispositive Power
        Person                                   33,000
         With
                                        8     Shared Dispositive Power
                                                 1,991,800

9          Aggregate Amount of Beneficially Owned by Each Reporting Person

                            2,024,800

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                            [X]

11         Percent of Class Represented By Amount in Row (9)

                            8.04%

12         Type of Reporting Person (See Instructions)

                            IN; IA

                             Schedule 13G

CUSIP No. 833964109                                           Page 6 of 12 Pages


1          Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

                    JOSEPH U. BARTON

2          Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]
3          SEC Use Only

4          Citizenship or Place of Organization

                           United States

                                        5     Sole Voting Power
      Number of                                  33,000
        Shares
     Beneficially                       6     Shared Voting Power
       Owned By                                  1,991,800
         Each
      Reporting                         7     Sole Dispositive Power
        Person                                   33,000
         With
                                        8     Shared Dispositive Power
                                                 1,991,800

9          Aggregate Amount of Beneficially Owned by Each Reporting Person

                            2,024,800

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                            [X]

11         Percent of Class Represented By Amount in Row (9)

                            8.04%

12         Type of Reporting Person (See Instructions)

                            IN; IA

                                                              Page 7 of 12 Pages


Item 1(a)      Name of Issuer:

               American Independence Corporation (f/k/a Softnet Systems, Inc.) (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               485 Madison Avenue, New York, N.Y.  10022.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i)        White  Rock  Capital   Partners,   L.P.,  a  Texas
                          limited partnership ("White Rock Partners"),

               (ii)       White  Rock  Capital  Management,   L.P.,  a  Texas
                          limited partnership ("White Rock Management"),

               (iii) White Rock Capital (TX), Inc., a Texas corporation ("White Rock, Inc."),

               (iv)       Thomas U. Barton; and

               (v)        Joseph U. Barton.

               This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the accounts of White Rock Partners, Thomas U. Barton and Joseph U. Barton. The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph
U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)      Citizenship:

               (i)        White Rock Partners is a Texas limited partnership;

               (ii)       White Rock Management is a Texas limited partnership;

               (iii)      White Rock, Inc. is a Texas corporation;

               (iv)       Thomas U. Barton is a United States citizen; and

               (v)        Joseph U. Barton is a United States citizen.

                                                              Page 8 of 12 Pages


Item 2(d)      Title of Class of Securities:

               Common Stock, par value $0.01 per share (the "Shares").

Item 2(e)      CUSIP Number:

               833964109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of December 31, 2002, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

               (i) White Rock Partners may be deemed to be the beneficial owner of the 1,718,300 Shares held for its account.

               (ii) Each of White Rock Management and White Rock, Inc. may be deemed the beneficial owner of 1,991,800 Shares. This number consists of (1) 273,500 Shares held for the accounts of the White Rock Clients and (2) 1,718,300 Shares held for the account of White Rock Partners.

               (iii) Thomas U. Barton may be deemed the beneficial owner of 2,024,800 Shares. This number consists of (1) 273,500 Shares held for the accounts of the White Rock Clients, (2) 1,718,300 Shares held for the account of White Rock Partners and (3) 33,000 Shares held for the account of a partnership for which Thomas U. Barton serves as the general partner.

               (iv) Joseph U. Barton may be deemed the beneficial owner of 2,024,800 Shares. This number consists of (1) 273,500 Shares held for the accounts of the White Rock Clients, (2) 1,718,300 Shares held for the account of White Rock Partners and (3) 33,000 Shares held for the account of a partnership for which Joseph U. Barton serves as the general partner.

Item 4(b)      Percent of Class:

               (i) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately 6.82% of the total number of Shares outstanding.

                                                              Page 9 of 12 Pages


               (ii) The number of Shares of which each of White Rock Management and White Rock, Inc. may be deemed to be the beneficial owner constitutes approximately 7.91% of the total number of Shares outstanding.

               (iii) The number of Shares of which each of Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 8.04% of the total number of Shares outstanding.

Item 4(c)      Number of shares as to which the person has:

White Rock Partners
-------------------

(i)    Sole power to vote or to direct the vote:                       1,718,300

(ii)   Shared power to vote or to direct the vote:                             0

(iii)  Sole power to dispose or to direct the disposition of:          1,718,300

(iv)   Shared power to dispose or to direct the disposition of:                0

White Rock Management
---------------------

(i)    Sole power to vote or to direct the vote:                               0

(ii)   Shared power to vote or to direct the vote:                     1,991,800

(iii)  Sole power to dispose or to direct the disposition of:                  0

(iv)   Shared power to dispose or to direct the disposition of:        1,991,800

White Rock, Inc.
----------------

(i)    Sole power to vote or to direct the vote:                               0

(ii)   Shared power to vote or to direct the vote:                     1,991,800

(iii)  Sole power to dispose or to direct the disposition of:                  0

(iv)   Shared power to dispose or to direct the disposition of:        1,991,800

Thomas U. Barton
----------------

(i)    Sole power to vote or to direct the vote:                          33,000

(ii)   Shared power to vote or to direct the vote:                     1,991,800

(iii)  Sole power to dispose or to direct the disposition of:             33,000

(iv)   Shared power to dispose or to direct the disposition of:        1,991,800

                                                             Page 10 of 12 Pages


Joseph U. Barton
----------------

(i)    Sole power to vote or to direct the vote:                          33,000

(ii)   Shared power to vote or to direct the vote:                     1,991,800

(iii)  Sole power to dispose or to direct the disposition of:             33,000

(iv)   Shared power to dispose or to direct the disposition of:        1,991,800

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               (i) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

               (ii) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

               (iii) The partners of the partnership for which Thomas U. Barton serves as general partner have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for such partnership in accordance with their partnership interests in the partnership.

               (iv) The partners of the partnership for which Joseph U. Barton serves as general partner have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for such partnership in accordance with their partnership interests in the partnership.

               White Rock Partners expressly disclaims beneficial ownership of any Shares held for the account of the White Rock Clients, and the accounts of the partnerships for which either Thomas U. Barton and Joseph U. Barton serve as general partner. The White Rock Clients expressly disclaim beneficial ownership of any Shares held for the account of White Rock Partners, and the accounts of the partnerships for which either Thomas U. Barton and Joseph U. Barton serve as general partner. Each of White Rock Management and White Rock, Inc. expressly disclaims beneficial ownership of any Shares held for the accounts of the partnerships for which either Thomas U. Barton and Joseph U. Barton serve as general partner. Thomas U. Barton expressly disclaims beneficial ownership of any Shares held for the account of the partnership for which Joseph U. Barton serves as general partner. Joseph U. Barton expressly disclaims beneficial ownership of any Shares held for the account of the partnership for which Thomas
U. Barton serves as general partner.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

               This Item 7 is not applicable.

                                                             Page 11 of 12 Pages


Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 12 of 12 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2003           WHITE ROCK CAPITAL PARTNERS, L.P.

                                   By:   White Rock Capital Management, L.P.
                                         Its General Partner

                                         By:    White Rock Capital (TX), Inc.
                                                Its General Partner

                                                By:  /s/ Paula Storey
                                                     ---------------------------
                                                     Paula Storey
                                                     Attorney-in-Fact

Date:  February 13, 2003           WHITE ROCK CAPITAL MANAGEMENT, L.P.

                                   By:   White Rock Capital (TX), Inc.
                                         Its General Partner

                                         By:  /s/ Paula Storey
                                              ----------------------------------
                                              Paula Storey
                                              Attorney-in-Fact

Date:  February 13, 2003           WHITE ROCK CAPITAL (TX), INC.

                                   By:   /s/ Paula Storey
                                         ---------------------------------------
                                         Paula Storey
                                         Attorney-in-Fact

Date:  February 13, 2003           THOMAS U. BARTON

                                   By:   /s/ Paula Storey
                                        ----------------------------------------
                                         Paula Storey
                                         Attorney-in-Fact

Date:  February 13, 2003           JOSEPH U. BARTON

                                   By:   /s/ Paula Storey
                                         ---------------------------------------
                                         Paula Storey
                                         Attorney-in-Fact